UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Health Discovery Corporation
Full Name of Registrant

Direct Wireless Communications, Inc.
Former Name if Applicable

4243 Dunwoody Club Drive, Suite 202
Address of Principal Executive Office (Street and Number)

Atlanta, Georgia 30350
City, State and Zip Code

 PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Health Discovery Corporation (the “Registrant”) is unable without unreasonable effort and expense to file its Quarterly Report on Form 10-Q by the prescribed due date. The Registrant is processing certain information related to calculating costs related to warrant liability matters which requires additional time to review and to provide appropriate disclosure. The Registrant intends to file the subject Quarterly Report on Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Kevin Kowbel	(678)	336-5300
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Management anticipates that the Registrant will report a net loss for the three months ended March 31, 2016, of  $1,311,078, compared to a loss of $219,095 for the three months  ended March 31, 2015. Management believes that the  higher net loss will result primarily from the inclusion of an anticipated $1,050,083 change in the fair value of the warrant  liability related to the common stock warrants issued to Series C investors and option awards to employees and consultants.

Health Discovery Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned by the undersigned thereunto duly authorized.

Date:	May 16, 2016	By:	/s/ Kevin Kowbel
Kevin Kowbel
Chairman & Interim Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).